SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 17 December, 2025

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	BP p.l.c. Announces Leadership Transition dated 17 December 2025

Exhibit 1.1

press release

17 December 2025

BP p.l.c. Announces Leadership Transition

●
Meg O’Neill to serve as next CEO of bp, effective 1 April 2026
●
Murray Auchincloss steps down as CEO and director of the Board
●
Carol Howle to serve as interim CEO

BP p.l.c. (LSE and NYSE:bp) (“bp”) announces that the bp Board has appointed Meg O’Neill as bp’s next chief executive officer (“CEO”), effective 1 April 2026. Murray Auchincloss has decided to step down from his position as CEO and director of the Board, effective Thursday, 18 December. Carol Howle, current executive vice president, supply, trading & shipping of bp, will serve as interim CEO until Meg joins as CEO. Murray will serve in an advisory role until December 2026 to ensure a smooth transition.

Meg currently serves as CEO of Woodside Energy. Since her appointment as CEO in 2021, Meg O’Neill has grown Woodside Energy into the largest energy company listed on the Australian Securities Exchange. Among her many accomplishments at Woodside Energy, she oversaw the transformative acquisition of BHP Petroleum International, creating a geographically diverse business with a portfolio of high-quality oil and gas assets. Before joining Woodside Energy in 2018, Meg spent 23 years at ExxonMobil in technical, operational and leadership positions around the world.

Albert Manifold, Chair of bp, said: “We are delighted to welcome Meg O’Neill to the bp team. Her proven track record of driving transformation, growth, and disciplined capital allocation makes her the right leader for bp. Her relentless focus on business improvement and financial discipline gives us high confidence in her ability to shape this great company for its next phase of growth and pursue significant strategic and financial opportunities.

“Following a comprehensive succession planning process, the Board believes this transition creates an opportunity to accelerate our strategic vision to become a simpler, leaner, and more profitable company. Progress has been made in recent years, but increased rigor and diligence are required to make the necessary transformative changes to maximise value for our shareholders.”

Meg O’Neill said: “bp plays a critical role in delivering energy to customers around the world. I am honoured to serve as the company’s next CEO. With an extraordinary portfolio of assets, bp has significant potential to reestablish market leadership and grow shareholder value. I look forward to working with the bp leadership team and colleagues worldwide to accelerate performance, advance safety, drive innovation and sustainability and do our part to meet the world’s energy needs.”

Murray Auchincloss said: “After more than three decades with bp, now is the right time to hand the reins to a new leader. When Albert became Chair, I expressed my openness to step down were an appropriate leader identified who could accelerate delivery of bp’s strategy. I am confident that bp is now well positioned for significant growth and I look forward to watching the company’s future progress and success under Meg’s leadership.”

Albert Manifold continued: “On behalf of the Board, I want to thank Murray for his many contributions to bp and for his commitment to our people and our business. We wish him every success in his next chapter.

“The Board is grateful for Carol’s willingness to serve as interim CEO. With 25 years at bp, she has a deep knowledge of the company and will ensure strategic continuity until Meg joins.”

The appointment of Meg O’Neill follows a search process overseen by a search committee of the Board, assisted by an independent recruitment firm, as part of the Board’s long-term succession planning.

Save as disclosed in this announcement, there is no other information required to be disclosed pursuant to UK Listing Rule 6.4.8.

This announcement contains inside information. The person responsible for arranging the release of this announcement on behalf of BP p.l.c., is Ben Mathews, Company Secretary.

bp press office, London: bppress@bp.com

Meg O’Neill Biography

Meg O’Neill has served as CEO of Woodside Energy since April of 2021, previously serving as Woodside Energy’s Chief Operations Officer, Executive Vice President Development, and Executive Vice President Development and Marketing. Prior to joining Woodside Energy in 2018, Meg spent 23 years with ExxonMobil in a variety of technical, operational and senior leadership roles in Houston, New Orleans, Indonesia, Canada and Norway, as well as regional and global leadership positions. She is Chair of the Australian oil and gas industry peak body, Australian Energy Producers (AEP), and serves on the boards of the Business Council of Australia and the American Petroleum Institute.

Carol Howle Biography

Carol Howle has served as executive vice president, supply, trading & shipping at bp since July 2020. Prior to that, Carol ran bp shipping and was the chief operating officer for integrated supply and trading, oil. She has more than 20 years’ experience in the energy industry, many in integrated supply and trading. Her previous roles include chief operating officer for natural gas liquids, regional leader of global oil Europe and finance and head of the group chief executive’s office. Carol is a non-executive board member of the Royal Navy and chair of the Navy Audit and Risk Assurance Committee.

Cautionary statement:

In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA'), bp is providing the following cautionary statement. This announcement contains certain forward-looking statements - that is, statements related to future, not past events and circumstances - which may relate to one or more of the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements are generally, but not always, identified by the use of words such as 'will', 'expects', 'is expected to', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see' or similar expressions. Actual results may differ from those expressed in such statements, depending on a variety of factors including the risk factors set forth in our most recent Annual Report and Form 20-F under "Risk factors" and in any of our more recent public reports.

Our most recent Annual Report and Form 20-F and other period filings are available on our website at www.bp.com, or can be obtained from the SEC by calling 1-800-SEC-0330 or on its website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 17 December 2025
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary